UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 2024

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.

(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02

Marina Bay Financial Centre

018981, Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Entry into Forward Purchase Agreement

On June 14, 2024, Maxeon Solar Technologies, Ltd. (the “Company”)  entered into a forward purchase agreement (the “Forward Purchase Agreement”) with Zhonghuan Singapore Investment and Development Pte. Ltd. (the “Investor”), relating to the sale by the Company, and the purchase by the Investor, on the terms and subject to the conditions set forth in the Forward Purchase Agreement, of ordinary shares of the Company (the “Forward Purchase Shares”) at an aggregate purchase price of $100 million (the “Forward Purchase Investment”). The per share purchase price of the Forward Purchase Shares (the “FPA Purchase Price”) will be based on 75% of the daily VWAP of the Company’s ordinary shares for 10 consecutive trading days ending on and including the date immediately prior to the date when all requisite regulatory approvals for the Forward Purchase Investment have been obtained, which is, if applicable, subject to a ceiling price which will provide the Investor with 50.1% of the Company’s outstanding ordinary shares, after giving effect to (i) the exercise of a warrant to be issued to the Investor (the “TZE Warrant”) entitling the Investor to acquire ordinary shares of the Company at an exercise price which initially will be $0.01 per share, (ii) solely to the extent exercised prior to FPA Closing (as defined below), the exercise by the Investor of the option to purchase ordinary shares of the Company pursuant to that certain amended and restated option agreement, dated May 30, 2024, by and between the Company and the Investor (the “A&R Option Agreement”); (iii) the issuance of the Forward Purchase Shares; and (iv) the exchange, at the Company’s option, of all of the Tranche A Notes of the Company’s Adjustable Rate Convertible Second Lien Senior Secured Notes due 2028 (the “2L Notes”) then outstanding into ordinary shares of the Company, pursuant to the terms of the 2L Notes (the “Optional Exchange”). The Investor is a direct wholly owned subsidiary of TCL Zhonghuan Renewable Energy Technology Co., Ltd. (“TZE”) and is a current shareholder of the Company, which has shared voting and dispositive power over 23.53% of the outstanding Shares of the Company as of the date hereof and has designated three of the current members of the Company’s board of directors.

The Company has made covenants, among others, relating to the conduct of its business from and after the date of the Forward Purchase Agreement until the earlier of the FPA Closing and the date, if any, on which the Forward Purchase Agreement is terminated pursuant to the terms thereof, including, among other things, (i) certain covenants to maintain various aspects of the business and operations of the Company in the ordinary course, including the working conditions of material assets, equipment, properties and facilities, material insurance policies, governmental permits, material contracts or agreements, and relationships with material third parties and employees, and (ii) certain restrictions on, among other things, obtaining material financing, granting or increasing employee compensation and benefits, terminating material agreement with an affiliate, conducting divestures, settling litigation matters, making changes to equity capital structure, appointing replacements for any board vacancy and making capital expenditures, each subject to the exceptions as set forth in the Forward Purchase Agreement.

The closing of the Forward Purchase Investment (the “FPA Closing”) will be subject to the satisfaction of certain conditions, including, among other things, (i) the Company shall have exchanged at least 95% of its existing 6.5% Senior Unsecured Convertible Notes Due 2025 into newly issued 2L Notes; (ii) the Company’s delivery of notice to the holders of the 2L Notes exercising the Company’s option under the indenture governing the 2L Notes with respect to the Optional Exchange, pursuant to which the Optional Exchange shall become effective on the date of the FPA Closing; (iii) receipt of certain regulatory approvals; and (iv) a sufficient number of the directors of the Company shall have resigned so that following the designation of additional directors by the Investor, the Investor-designated directors shall constitute a majority of the board (and each committee of the board, other than the audit committee). Upon consummation of the Forward Purchase Investment, the Investor is expected to beneficially own no less than 50.1% of the Company’s ordinary shares and have the right to nominate a majority of the members of the Board.

The Forward Purchase Agreement may be terminated at any time prior to the FPA Closing (i) by mutual written consent of the Company and the Investor; (ii) by the Company or the Investor, if a final and non-appealable order, writ, judgment, injunction, decree, determination enjoining or prohibiting any of the parties hereto from consummating the transactions contemplated hereby is in effect; (iii) by the Company or the Investor, if there shall have been a Specified Regulatory Turndown (as defined in the Forward Purchase Agreement); or (iv) automatically if the FPA Closing does not occur by eighteen months after the date of the Forward Purchase Agreement.

The foregoing description is only a summary and is qualified in its entirety by reference to the Forward Purchase Agreement that is attached to this Form 6-K as an exhibit and incorporated herein by reference.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-271971), Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), Form S-8 (File No. 333-277501) and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

Forward-Looking Statements

This current report on Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including but not limited to, statements regarding the Company’s anticipated use of the net proceeds from the Issuance. The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.

These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. A detailed discussion of factors that could cause or contribute to such differences and other risks that affect our business is included in filings we make with the Commission from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this current report on Form 6-K are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

EXHIBIT INDEX

Exhibit No.	Description

99.1* +	Forward Purchase Agreement, dated as of June 14, 2024, by and between Maxeon Solar Technologies, Ltd. and Zhonghuan Singapore Investment and Development Pte. Ltd.

*	Filed herewith.
+	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

Date: June 17, 2024	By:	/s/ Kai Strohbecke
		Name:	Kai Strohbecke
		Title:	Chief Financial Officer

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